PUBLICLY AVAILABLE

20012777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-70063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/19** (MM/DD/YY) AND ENDING **09/30/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Veterans Group, PBC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 Broadhollow Road, Suite PH04
(No. and Street)

Melville	**NY**	**11747**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ben Biles **(646) 933-8387**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLICLY AVAILABLE

OATH OR AFFIRMATION

I, Ben Biles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Veterans Group, PBC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. EDWARD PALLOTTA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PA6397125
Qualified in Nassau County
Commission Expires September 03, 2023

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Publicly Available

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
American Veterans Group, PBC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Veterans Group, PBC (the "Company") as of September 30, 2020, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

November 27, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Publicly Available

AMERICAN VETERANS GROUP, PBC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

Cash	$	2,094,487
Deposit with Clearing Broker		100,000
Due from Clearing Broker		627,404
Prepaid Expenses		14,092
Property and Equipment, Net of Accumulated Depreciation of $11,825		19,655
Securities owned, at Fair value		205,820
Accounts Receivable		84,985
TOTAL ASSETS	$	3,146,443

LIABILITIES AND SHAREHOLDERS' EQUITY

Subordinated Loans	$	1,761,000
Accounts Payable and Accrued Expenses		112,185
Paycheck Protection Program Loan		146,590
Commissions Payable		41,465
Total Liabilities		2,061,240
Shareholders' Equity		
Common Stock, Par value per share of $.01, 100,000 Shares Authorized, 10,000 issued and outstanding		100
Retained Earnings		1,085,103
Total Shareholders' Equity		1,085,203
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,146,443

See Accompanying Notes to Financial Statements.

PUBLICLY AVAILABLE

AMERICAN VETERANS GROUP, PBC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2020

Organization and Description of Business: American Veterans Group, PBC (the "Company") is a registered broker dealer organized under the laws of the state of Delaware on October 20, 2017. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities and municipal securities. The Company also acts as underwriter or selling group participant of corporate securities (other than mutual funds) and municipal securities.

The Company operates from an office located in Melville, New York.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash: The Company maintains its cash balances in high credit quality financial institutions. The balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes:
The Company's income tax filing status changed from a regular corporation to an S corporation effective October 1, 2019. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. At September 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: At September 30, 2020, securities owned consisted of municipal and corporate bonds. The securities owned are valued at market (or fair) value. The resulting difference between cost and market value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees from underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding

Publicly Available

and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon. The carrying amount of accounts receivable is reduced by a valuation allowance the reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimate the portion, if any, of the balance that will not be collected. Generally, accounts receivable is fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements at September 30, 2020.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – FAIR VALUE

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1– Valuations based on quoted prices in active markets for identical investments.

Level 2- Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3- Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

	Fair Value Measurements September 30, 2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal Bonds	$182,973	-	$182,973	-
Corporate Bonds	22,847	-	22,847	-
Total	205,823	-	205,823	-

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

Publicly Available

NOTE B – FAIR VALUE (CONTINUED)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE C - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $2,874,281 which was $2,774,281 above its required net capital of $100,000 and its percentage of aggregate indebtedness to net capital was 5.35%.

NOTE D - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of commissions receivable and funds on deposit in various accounts.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2020.

NOTE G – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has several subordinated loans at September 30, 2020, as follows:

Subordinated loans	Rate			Amount	Payable at
Shareholder - 1	12	%	$	50,000	January 30, 2023
Shareholder - 2	12			50,000	December 4, 2023
Shareholder - 3	12			157,500	February 2, 2023
Shareholder - 3	12			75,000	June 23, 2024
Shareholder - 4	12			152,500	September 5, 2023
Shareholder - 5	12			50,000	December 12, 2022
Shareholder - 6	12			126,000	April 21, 2023
Financial Institution	12			1,100,000	October 1, 2023
Total			$	1,761,000	

Publicly Available

NOTE G – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (CONTINUED)

These subordinated loans are covered by agreements approved by FINRA and are thus available in computing the net capital under the Securities and Exchange Commissions' uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital, they may not be repaid.

NOTE H - LEASES

The Company had a lease for office premises that expired in August 2020 with an initial noncancelable term in excess of one year. Since August 2020, the Company leases office premises on a month to month basis. Rent expense for the fiscal year ended September 30, 2020 was $21,000.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short term leases that have a lease term of 12 months of less at lease commencement and do not include an option for purchase of the underlying assets that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

NOTE I – CONCENTRATIONS

The Company had approximately 69% of accounts receivable at September 30, 2020 that was due from one customer.

NOTE J – PPP LOAN

In May 2020, the Company received a loan of $146,950 pursuant to its application under the Small Business Administration's Paycheck Protection Program ("PPP") established by the enabling legislation under the Coronavirus Aid, Relief and Economic Securities Act. Some or all the loan may be forgiven. Any amount not forgiven will accrue interest for 6 months, then be repaid over a 24-month term at an annual interest rate of 1%. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of September 30, 2020.